Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Provide Update on Phase 2 Clinical Results with Merck Keytruda in DLBCL by Means of Conference Call and Webcast on June 12, 2019

Dartmouth, Nova Scotia; June 4, 2019 – IMV Inc. (“IMV” or the “Corporation”) (Nasdaq: IMV; TSX: IMV), a clinical stage immunotherapy company, announced today that it will hold a conference call and webcast on Wednesday, June 12, 2019, at 8:00 a.m. ET. This call will provide an update on its ongoing phase 2 clinical trials with Merck’s Keytruda® in diffuse large B-cell lymphoma (DLBCL.) Financial analysts are invited to join the conference call by dialing (866) 211-2304 (U.S. and Canada) or (647) 689-6600 (International) using the conference ID: 9685423

Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and made available on the IMV website for 30 days following the call.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that programs targeted T cells in vivo. It has demonstrated the potential for industry-leading targeted, persistent, and durable T cell activation. IMV believes this MOA is key to generating durable solid tumor regressions. DPX-Survivac consists of survivin-based peptide antigens formulated in IMV’s proprietary DPX drug development platform. DPX-Survivac is believed to work by eliciting a cytotoxic T cell immune response against cells presenting survivin peptides.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. IMV has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication. It is currently being evaluated in multiple Phase 1b/2 clinical trials.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV: INVESTOR RELATIONS:

Marc Jasmin, Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext : 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com

MEDIA:

Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com